UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2003

CREW DEVELOPMENT CORPORATION

(Name of Registrant)

#411-837 W. Hastings St, Vancouver, British Columbia V6C 3N6

(Address of principal executive offices)

1.

Financial Statements 3rd Quarter – May 29, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____

No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Development Corporation: SEC File No. 12b=#1-11816

(Registrant)

Date: May 29, 2003:

/s/ Rupi Khanuja

Rupi Khanuja, Corporate Secretary